Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-67268



PROSPECTUS
                         5,000,000 Class A Common Shares

                           Orient-Express Hotels Ltd.

         Sea Containers Ltd. may offer and sell from time to time up to 5,000,000 class A common shares of Orient-Express Hotels Ltd. Orient-Express Hotels will receive no part of the proceeds from the sale of these shares by Sea Containers. Sea Containers will bear all the costs, expenses and fees incident to its offer and sale of the Shares.

         The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange under the symbol OEH. On August 21, 2001, the last reported sale price of a class A common share for New York Stock Exchange composite transactions was $20.26.

         Sea Containers has informed Orient-Express Hotels that it may sell the class A common shares from time to time in ordinary brokers' transactions at then current market prices, or in other transactions at negotiated prices. Sea Containers may effect these transactions through or with brokers or dealers who may receive compensation in the form of commissions or discounts.

         Orient-Express Hotels maintains its registered office at 41 Cedar Avenue, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary in the United Kingdom is Orient-Express Services Ltd. located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States subsidiary - Orient-Express Hotels Inc. - has offices at 1155 Avenue of the Americas, New York, New York 10036, telephone 212-302-5055.

         Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient-Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

         You should carefully consider the risk factors beginning on page 3 before you invest in the class A common shares.

         None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 22, 2001

         This prospectus also relates to 5,000,000 rights to purchase Orient-Express Hotels' series A junior participating preferred shares. These rights are not currently exercisable and are attached to and transferable only with the class A common shares sold in this offering. See "Description of Common Shares - Shareholder Rights Agreement."

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                TABLE OF CONTENTS

                                                                        Page no.
                                                                        --------

RISK FACTORS.................................................................3
         Risks Relating to Our Businesses....................................3
         Risks Relating to Our Relationships with and Separation from
               Sea Containers Ltd............................................8
         Other Risk Factors.................................................12
FORWARD-LOOKING STATEMENTS..................................................14
THE PROPOSED SPINOFF........................................................15
DESCRIPTION OF COMMON SHARES................................................16
         Dividend Rights....................................................16
         Voting Rights......................................................17
         Shareholder Rights Agreement.......................................19
         Liquidation Rights.................................................21
         Conversion Rights..................................................21
         Miscellaneous......................................................21
SELLING SHAREHOLDER.........................................................21
PLAN OF DISTRIBUTION........................................................21
AUTHORIZED REPRESENTATIVE...................................................24
LEGAL MATTERS...............................................................24
EXPERTS.....................................................................24
WHERE YOU CAN FIND MORE INFORMATION.........................................24



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                                  RISK FACTORS

         A prospective purchaser of class A common shares should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

         If any of these risks occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of the class A common shares could decline.

         This prospectus, including the documents incorporated in it by reference, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                        Risks Relating to Our Businesses

Our operations are subject to adverse factors generally encountered in the hospitality industry.
--------------------------------------------------------------------------------

         Besides the specific conditions discussed in the risk factors below, these factors include

         o cyclical downturns arising from changes in general and local economic conditions,

         o        changes in popular travel patterns,

         o periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

         o regional and local economic and political conditions affecting market demand, including recessions, civil disorder and terrorism, and

         o seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

The effect of these factors varies among our hotels and other properties because of their geographic diversity.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers for our properties.
--------------------------------------------------------------------------------

         We compete for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than we do. This competition may have the effect of reducing the number of suitable investment opportunities offered to us and increasing our


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acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

         Some of our properties - for example, the Windsor Court Hotel in New Orleans - are located in areas where there are numerous competitors, many of which have substantially greater resources than Orient-Express Hotels. Competitive factors in the hospitality industry include convenience of location, the quality of the property, pricing, range and quality of food services and amenities offered, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.
--------------------------------------------------------------------------------

         Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of our strategy to expand our existing properties may be dependent upon our obtaining necessary building permits or zoning variances from local authorities. We have applications pending for various types of governmental permits to expand many of our properties, such as Keswick Hall and Inn at Perry Cabin. The failure to obtain any of these permits could adversely affect our strategy of increasing revenues and net income through expansion of our existing properties. Recently, for example, 15 new rooms under construction at the Lapa Palace Hotel opened about 12 months later than originally scheduled due to a delay in receiving the required permits. This delay in itself did not have a material adverse effect on Orient-Express Hotels; however, given the increase in expansion construction spending that we anticipate, similar delays at a number of our properties could have a material adverse impact in the aggregate.

         Orient-Express Hotels also is subject to foreign and U.S. federal, state and local laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before we acquired it.

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Our acquisition, expansion and development strategy may be less successful than we expect, and therefore, our growth may be limited.
--------------------------------------------------------------------------------

         We intend to increase the revenues and net income of Orient-Express Hotels through acquisitions of new properties and expansion of its existing properties. Our ability to pursue new growth opportunities successfully will depend on our ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into our operations. Also, our acquisition of properties in new locations may present operating and marketing challenges that are different from those we currently encounter in our existing locations. We cannot assure you that we will succeed in our growth strategy.

         We may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of our African operations.

We cannot be sure that we will obtain the necessary additional capital to finance the growth of our business.
--------------------------------------------------------------------------------

         The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade our existing properties, are capital intensive. Our current expansion plans call for the expenditure of up to an aggregate of $150 million over the next three years to add new rooms and/or facilities to our existing properties, and our current acquisition plans call for the expenditure of about $80 million per year for new properties, which would be financed by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or equity financing will be available to us, or available on acceptable terms, in an amount sufficient to fund our needs. Future equity financings would be dilutive to the existing holders of our common shares. Future debt financings could involve restrictive covenants which would limit our flexibility in operating our business.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.
--------------------------------------------------------------------------------

         Substantial portions of the revenues and expenses of Orient-Express Hotels are denominated in non-U.S. currencies such as European euros, British pounds sterling, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reais and French Pacific francs. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.


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         Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

         o translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

         o transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

         With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

         With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Our substantial indebtedness could adversely affect our financial health.
--------------------------------------------------------------------------------

         Orient-Express Hotels has a significant amount of debt and may incur additional debt from time to time. As of June 30, 2001, its consolidated long-term indebtedness was $318.2 million, including the current portion. Our substantial indebtedness could

         o require us to dedicate much of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2000 Orient-Express Hotels generated $51 million in cash from operating activities after paying interest of $23 million and before loan principal repayments of $107 million mainly with funds from our August 2000 initial public offering,

         o limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

         o increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

         o limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.


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         Also, since substantially all of our consolidated long-term debt at
June 30, 2001, accrued interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase our interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage our floating interest-rate exposure. At June 30, 2001, Orient-Express Hotels had swapped $99 million of floating rate euro debt for fixed rate euro debt.

Covenants in our financing agreements could limit our discretion in operating our businesses, causing us to make less advantageous business decisions; our indebtedness is secured by substantially all of our properties.
--------------------------------------------------------------------------------

         Orient-Express Hotels' financing agreements with about 25 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Our indebtedness is also secured by substantially all of our properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient-Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties securing such debt.

Our operations may be adversely affected by extreme weather conditions and the impact of natural disasters.
--------------------------------------------------------------------------------

         We operate properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties as well as on customer travel. Since our revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where our La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that we missed much of the high season that year.

         Our properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although our properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage. Our La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although we were fully insured for such damage, we may face losses with other natural disasters affecting our properties in the future.


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If our relationships with our employees were to deteriorate, we may be faced with labor shortages or stoppages, which would adversely affect our ability to operate our facilities.
--------------------------------------------------------------------------------

         Our relations with our employees in various countries, including the approximately 2,000 employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on our employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect our ability to provide those services, which could reduce occupancy and room revenue and even tarnish our reputation.

                  Risks Relating to Our Relationships with and
                       Separation from Sea Containers Ltd.

Our share price may be adversely affected by the limited liquidity of our shares in the market if Sea Containers does not complete its separation from us.
--------------------------------------------------------------------------------

           Sea Containers currently intends to distribute to its shareholders after completion of this offering all of the class A common shares and class B common shares of Orient-Express Hotels that it owns that are not distributed or contributed to Orient-Express Hotels' subsidiaries, subject to the receipt by Sea Containers of all necessary consents and approvals from its board of directors, lenders and others, and the delivery to Sea Containers of a favorable tax opinion. See "The Proposed Spinoff." Sea Containers has advised us that the spinoff distribution is unlikely to occur before the end of 2001. Sea Containers is not obligated to make this distribution, and the distribution may be delayed or may not occur at all. If the distribution is delayed or not completed at all, the liquidity of our shares in the market will continue to be limited unless and until Sea Containers elects to sell some or all of its significant ownership.

Some holders of Sea Containers' publicly held notes and debentures have begun lawsuits in which they allege that the proposed spinoff distribution would cause defaults under those notes and debentures, and they have sought damages and injunctive relief; a court injunction could delay or prevent the spinoff.
--------------------------------------------------------------------------------

         On August 4, 2000, a group of institutional investors which in the aggregate claim to own, and/or to be investment advisors to accounts that own, approximately $158 million of the $430 million aggregate outstanding principal amount of Sea Containers' four series of publicly-held senior notes commenced a lawsuit in the Supreme Court of New York, County of New York. The defendants named in this action are Sea Containers, Orient-Express Hotels, James B. Sherwood, who is the President of Orient-Express Hotels and the Chairman of Sea Containers, and United States Trust Company of New York, as trustee under the debt indentures. The plaintiffs alleged, among other things, that the proposed spinoff distribution of Orient-Express Hotels common shares would violate covenants in the senior note indentures and would also constitute a fraudulent conveyance. The plaintiffs sought, among other things, a declaratory judgment that Sea Containers breached covenants in the senior note indentures so that all $430 million principal amount of the senior notes would be immediately due and payable, and an


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injunction barring the defendants from taking any further action to complete the spinoff distribution.

         This lawsuit was dismissed by the court on June 15, 2001, primarily because the plaintiffs failed to comply with the pre-suit requirements in the indentures and therefore lacked standing to sue. On August 2, 2001, the plaintiffs filed notices of appeal of the dismissal with the Appellate Division of the New York Supreme Court.

         On May 8, 2001, two individuals, claiming to own $479,000 of two of the four series of Sea Containers' publicly-held senior notes and $476,000 of the $125 million aggregate principal amount of Sea Containers' publicly-held 12 1/2% senior subordinated debentures, commenced a separate lawsuit in the same New York court referred to above and against the same defendants plus additional unnamed individual defendants. The plaintiffs allege, among other things, that the proposed spinoff distribution would result in a default under the note and debenture indentures and would also constitute a fraudulent conveyance. The plaintiffs purport to bring their suit as a class action on behalf of all holders of Sea Containers' publicly-held debt, and are seeking, among other things, a declaratory judgment that a default has occurred under the indentures and all principal and unpaid interest are now due. On June 25, 2001, Sea Containers filed a motion to dismiss this second lawsuit on substantially the same grounds as the court decision in the first lawsuit.

         The management of Sea Containers believes that the concerns of the holders of its public debt relate primarily to the proposed spinoff distribution. The possibility of such a distribution is specifically raised in the indentures, and management of Sea Containers intends to effect the spinoff distribution in a manner that will not result in any violation of the indenture covenants or in a fraudulent conveyance. Accordingly, management of Sea Containers has concluded that the allegations of the plaintiffs in the above-mentioned lawsuits are without merit, and therefore Sea Containers will oppose vigorously any litigation relating to the proposed spinoff. However, a court injunction could delay or prevent the spinoff distribution. Also, a declaratory judgment by a court of a default under these Sea Containers indentures would require Sea Containers to repay its publicly-held debt and could cause a default under Orient-Express Hotels' financings which contain cross-default provisions. See the "risk factor" immediately below.

         In order to protect Orient-Express Hotels, Sea Containers has agreed to indemnify Orient-Express Hotels with respect to losses arising from the spinoff distribution as a result of any declaration of default or proceeding brought by holders of Sea Containers' public debt within one year after August 1, 2000, including the above-mentioned lawsuits. There is no assurance though that this indemnity will be available when needed or that it will fully compensate for losses incurred by Orient-Express Hotels.


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A default under Sea Containers' debt instruments could trigger a default under some of Orient-Express Hotels' loan agreements.
--------------------------------------------------------------------------------

         A default under Sea Containers' loan agreements or public debt indentures could result in a default under some Orient-Express Hotels' loan agreements which contain cross-default provisions to debt of Sea Containers or are guaranteed by Sea Containers. Any default under loan agreements of Orient-Express Hotels triggered by a default by Sea Containers could also result in cross-defaults to other loan agreements of Orient-Express Hotels. A default under Orient-Express Hotels' loan agreements could lead to foreclosure and loss of control of the properties securing these loan agreements. Orient-Express Hotels expects to be able to obtain waivers from the relevant lenders or to refinance the affected properties without Sea Containers cross-default provisions or guarantees, although it may be unable to do so or may only be able to do so on terms less favorable to it.

         Orient-Express Hotels' loan agreements that finance the Hotel Cipriani, Villa San Michele, Hotel Splendido, Observatory Hotel, Lilianfels Hotel, Charleston Place and Venice Simplon-Orient-Express contain cross-default provisions to debt of Sea Containers. As of June 30, 2001, about $156 million was outstanding under these facilities, of which approximately $102 million was included in the consolidated long-term debt of Orient-Express Hotels and approximately $54 million was not included in consolidated debt because it was debt of unconsolidated companies. As of the same date, approximately $199 million was outstanding under Orient-Express Hotels' loans guaranteed by Sea Containers, including $102 million of the debt referred to in the preceding sentence containing cross-default provisions.

         Orient-Express Hotels is seeking to amend these loan agreements in connection with the spinoff distribution to remove these Sea Containers cross-default provisions and guarantees but we cannot assure you that we will be able to do so. We do not intend to enter into loan agreements in the future with provisions containing cross-defaults to Sea Containers' debt or guarantees by Sea Containers. Orient-Express Hotels has guaranteed no debt of Sea Containers.

Before our separation from Sea Containers, we will be controlled by Sea Containers as long as it continues to own a substantial number of our class B common shares.
--------------------------------------------------------------------------------

         After completion of this offering and before our separation from Sea Containers in the proposed spinoff distribution or otherwise, Sea Containers will continue to own directly, or indirectly through subsidiaries, approximately 42% of our class A common shares and all of our class B common shares, together representing about 93% of the combined voting power for most matters that may be submitted to a vote of our shareholders. As a result, until Sea Containers distributes these shares to its shareholders, or otherwise disposes of them, it will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting, and Sea Containers will control all matters affecting Orient-Express Hotels, including



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         o        the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers; at present, for example, the six-member board of directors of Orient-Express Hotels includes James B. Sherwood, the President of Sea Containers, and Daniel J. O'Sullivan, the Senior Vice President and Chief Financial Officer of Sea
                 Containers,

         o        our participation in mergers or other business combinations,

         o        our acquisition or disposition of assets,

         o changes to the agreements providing for our separation from Sea Containers, and

         o the payment of dividends on our class A and class B common shares.

         Under the amended and restated share owning subsidiaries restructuring agreement among Sea Containers, Orient-Express Hotels and certain of their subsidiaries approved by Sea Containers' shareholders on June 6, 2001 (see "The Proposed Spinoff"), a subsidiary of Orient-Express Hotels has an option to acquire from Sea Containers 18,044,478 class B common shares of Orient-Express Hotels at $0.01 each exercisable at anytime between July 21, 2002 and July 21, 2005, and must exercise this option on the latter date. As described in the next "risk factor," if the spinoff distribution occurs, substantial share voting control of Orient-Express Hotels would pass to its subsidiaries. Similarly, if the subsidiary holding this option were to exercise it before the spinoff, control of Orient-Express Hotels would pass to it.

After our separation from Sea Containers, our directors and officers may control the outcome of most matters submitted to a vote of our shareholders.
--------------------------------------------------------------------------------

         If Sea Containers distributes to its shareholders our class A and class B common shares which it owns, or otherwise disposes of them, subsidiaries of Orient-Express Hotels, together with the directors and executive officers of Orient-Express Hotels, will hold our common shares representing about 77% of the combined voting power for most matters submitted to a vote of our shareholders. In general, holders of our class A common shares and holders of our class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, so long as the number of outstanding class B shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by its subsidiaries, representing approximately 71% of such combined voting power, will be deemed to be outstanding and may be voted by those subsidiaries. The manner in which the subsidiaries vote their common shares will be determined by the respective directors of those subsidiaries, many of whom are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to the subsidiaries. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, including those listed in the preceding


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"risk factor," and to block a number of matters relating to any potential change of control of Orient-Express Hotels. See "Description of Common Shares -- Voting Rights."

Covenants in Sea Containers' financing agreements could prevent Sea Containers from making business decisions which may otherwise be advantageous to Orient-Express Hotels.
--------------------------------------------------------------------------------

         Sea Containers is the borrower under financing agreements which contain covenants limiting the actions which Sea Containers may take, or permit a material subsidiary such as Orient-Express Hotels to take. Orient-Express Hotels will continue to be a material subsidiary for purposes of these covenants so long as it remains majority-owned or controlled by Sea Containers. These covenants include limitations on dividends, limitations on incurring indebtedness, limitations on transactions with affiliates, limitations on the ability of subsidiaries, such as Orient-Express Hotels, to impose restrictions on their payment of dividends or distributions or loans to Sea Containers, limitations on merger and asset sales and limitations on liens. Sea Containers' financing agreements also impose financial covenants on Sea Containers measured on a consolidated basis with its subsidiaries, including Orient-Express Hotels.

         Sea Containers' decisions with respect to Orient-Express Hotels may be affected by its having to remain in compliance with these covenants and other requirements. This may adversely affect Orient-Express Hotels' financial and operational flexibility.

                               Other Risk Factors

Provisions in our charter documents may discourage potential acquisitions of Orient-Express Hotels, even those which the holders of a majority of its class A common shares might favor.
--------------------------------------------------------------------------------

         Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its board of directors. These provisions include

         o supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

         o limitations on the voting rights of such 15% beneficial owners.

         Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.


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         These provisions are in addition to the ability of our subsidiaries and directors and officers to vote shares representing a significant majority of the total voting power of our common shares following the proposed spinoff distribution or other disposition by Sea Containers of our shares which it currently holds. See "Description of Common Shares - Voting Rights." Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects. See "Description of Common Shares - Shareholder Rights Agreement."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.
--------------------------------------------------------------------------------

         Orient-Express Hotels is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

         o effect service of process within the United States upon O rient-Express Hotels or its directors and officers, or

         o enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

         Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling & Kempe, that there is doubt as to

         o whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

         o whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, and the reports and other information that we have filed with the SEC which are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding matters such as

         o        competitive factors in our businesses,

         o        future capital expenditures,

         o        future legislation,

         o        strikes or other labor disruptions,

         o        currency fluctuations, and

         o        trends in our future operating performance.

         We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              THE PROPOSED SPINOFF

         Orient-Express Hotels was organized in 1987 as a wholly-owned subsidiary of Sea Containers Ltd. In August 2000, Orient-Express Hotels and Sea Containers completed an initial public offering of the class A common shares of Orient-Express Hotels. Orient-Express Hotels sold 5,000,000 of its class A common shares in the initial public offering at an aggregate price net of underwriters' commissions of $88,825,000, and Sea Containers sold 6,500,000 class A common shares of Orient-Express Hotels at a price net of underwriters' commissions of $115,472,500. Orient-Express Hotels and Sea Containers used substantially all of the net proceeds they received in the public offering to repay indebtedness.

         Sea Containers currently owns about 60% of the outstanding class A common shares of Orient-Express Hotels and all of its outstanding class B common shares and would own about 42% of the outstanding class A common shares if it sells all the 5,000,000 class A common shares covered by this prospectus. The class A and class B common shares of Orient-Express Hotels which Sea Containers currently owns represent about 95% of the combined voting power for most matters submitted to a vote of the shareholders of Orient-Express Hotels, or 93% if Sea Containers sells all the 5,000,000 class A common shares covered by this prospectus.

         Sea Containers has developed a plan to make Orient-Express Hotels into an independent company focused on the leisure industry. Sea Containers currently intends to complete its divestiture of Orient-Express Hotels after completion of this offering by distributing all of the class A common shares of Orient-Express Hotels it will still own, and all of the class B common shares of Orient-Express Hotels, to the holders of Sea Containers' class A and class B common shares. Sea Containers has advised us that the spinoff distribution is unlikely to occur before the end of 2001. On June 6, 2001, the shareholders of Sea Containers approved changes to its bye-laws to facilitate the spinoff distribution and approved an amended and restated share owning subsidiaries restructuring agreement among Sea Containers, Orient-Express Hotels and certain of their subsidiaries for the primary purpose, as part of the spinoff distribution, of replicating in Orient-Express Hotels the subsidiary share owning structure that Sea Containers has had in place for many years. However, Sea Containers is not obligated to complete the spinoff distribution, and we cannot assure you that it will occur or when.

         Sea Containers will not complete the spinoff distribution if its board of directors determines that the distribution is no longer in the best interests of Sea Containers. The principal factors that Sea Containers would consider in determining whether and when to complete the distribution include

         o the relative market prices of the common shares of Orient-Express Hotels and the common shares of Sea Containers,

         o the absence of any court orders, regulations or other legal requirements prohibiting or restricting the completion of the distribution, and

         o other conditions affecting the businesses of Sea Containers and Orient-Express Hotels.

         Sea Containers intends to consummate the spinoff distribution only if the following conditions are met, any of which may be waived by Sea Containers:

         o Deloitte & Touche LLP must issue a tax opinion satisfactory to Sea Containers that its distribution of the class A and class B common shares of Orient-Express Hotels should be tax-free to Sea Containers shareholders;

         o        all required government approvals must be obtained; and

         o        consents from lenders and others must be received.

If the spinoff distribution is delayed or is not completed at all, Sea Containers may elect instead to sell additional shares of Orient-Express Hotels. See also "Risk Factors - Risks Relating to Our Relationships with and Separation from Sea Containers Ltd." regarding litigation by holders of Sea Containers' publicly-held notes and debentures that may delay or prevent the proposed spinoff distribution.

                          DESCRIPTION OF COMMON SHARES

         The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. There are currently 28,440,601 class A common shares and 2,459,399 class B common shares outstanding. The number of class B common shares outstanding does not include the 18,044,478 shares owned by Sea Containers that are accounted for as a reduction to outstanding shares including for purposes of computing earnings per share because they are deemed to be owned by subsidiaries of Orient-Express Hotels.

Dividend Rights

         Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

         For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

         o Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

         o Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

         o the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

         No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to taxes. Future dividends will depend upon Orient-Express Hotels results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

         Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

         In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

         o Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

         o Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels, Sea Containers and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

         o The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

         o If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

         There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. So long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

         In general, under The Companies Act 1981 of Bermuda and the Orient-Express Hotels bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

         The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

         There are no limitations imposed by Bermuda law or by Orient-Express Hotels' charter and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

         Immediately after the proposed spinoff distribution and related transactions, four subsidiaries of Orient-Express Hotels will own a total of 18,044,478 of its class A and class B common shares. The shares held by these subsidiaries are by Bermuda law deemed issued and outstanding, so that the subsidiaries may vote them. Therefore, the subsidiaries will be able to vote approximately

         o 71% of the total number of votes which may be cast by the holders of the class A and class B common shares on matters for which each class A common share has one-tenth of a vote, and

         o 37% of the total number of votes which may be cast by the holders of the class A and class B common shares on the "Business Combination" and director removal matters described above for which each class A common share has one vote.

Shareholder Rights Agreement

         Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

         The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

         o the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, Sea Containers or any subsidiary of Sea Containers, and

         o the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

         However,

         o From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

         o If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

         o At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels, Sea Containers or certain of their affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

                           (A) one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and

                           (B) one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares, subject to adjustment in certain events.

         The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

         The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

         In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

         The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

         Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

                               SELLING SHAREHOLDER

         As of the date of this prospectus, Sea Containers owns 16,940,601 class A common shares, or approximately 60% of those currently outstanding, including all of the 5,000,000 class A shares of Orient-Express Hotels being offered by this prospectus (the "Shares"), which represent approximately 18% of the class A common shares currently outstanding. Therefore, if Sea Containers sells all of the Shares, it will continue to own 11,940,601 class A common shares, or approximately 42% of those currently outstanding

         For information concerning the relationship between Orient-Express Hotels and Sea Containers, we refer you to the portions of this prospectus under the headings "Risk Factors - Risks Relating to Our Relationship with and Separation from Sea Containers Ltd." and "The Proposed Spinoff."

                              PLAN OF DISTRIBUTION

         Orient-Express Hotels is registering the Shares on behalf of Sea Containers, as selling shareholder, and also on behalf of any donees, pledges, transferees and other successors-in-interest that may receive Shares from Sea Containers after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer. Sea Containers is bearing all costs, expenses and fees in connection with the registration of the Shares under the Securities Act of 1933 and will pay any brokerage commissions and similar selling expenses attributable to the sale of Shares. Orient-Express Hotels will receive no part of the proceeds from the sale of the Shares by Sea Containers. Sea Containers has agreed to indemnify Orient-Express Hotels against certain losses, claims, damages and liabilities incident to the sale of the Shares, including liabilities under the Securities Act.

         Sea Containers has informed Orient-Express Hotels that it may effect sales of Shares from time to time in

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

         o an exchange distribution or special offering in accordance with the rules of the applicable exchange,

         o        privately negotiated transactions,

         o        short sales,

         o sales by broker-dealers of a specified number of such shares at a stipulated price per share,

         o        a combination of any such methods of sale, and

         o        any other method permitted pursuant to applicable law,

at market prices prevailing at the time of sale, or at negotiated prices. These sales may or may not involve brokers or dealers. Sea Containers has advised Orient-Express Hotels that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by Sea Containers.

         Sea Containers may sell Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Any of these broker-dealers may receive compensation in the form of discounts, concessions, or commissions from Sea Containers and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. Compensation as to a particular broker-dealer may exceed customary commissions.

         Sea Containers and any broker-dealers that act in connection with the sale of Shares might be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation these broker-dealers receive, and any profit they realize from the resale of the

Shares while acting as principals, might be considered as underwriting discounts or commissions. Sea Containers may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

         Because Sea Containers may be an "underwriter" within the meaning of
Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act for offers and sales of the Shares, including delivery through the facilities of the New York Stock Exchange as provided in Rule 153 under the Securities Act. Orient-Express Hotels has informed Sea Containers that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales in the market by Sea Containers.

         Sea Containers may also resell all or some of the Shares in open market transactions under Rule 144 under the Securities Act, if available, rather than under the prospectus.

         If Sea Containers notifies Orient-Express Hotels that Sea Containers has entered into any material arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, Orient-Express Hotels will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

         o        the name of the participating broker-dealer(s),

         o        the number of Shares involved,

         o        the price at which such Shares were sold,

         o the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

         o whether the broker-dealer(s) conducted any investigation to verify the information in or incorporated by reference in this prospectus, and

         o        other material facts of the transaction.

Also, if Sea Containers notifies Orient-Express Hotels that a donee, pledgee, transferee or other successor-in-interest of the Shares intends to sell more than 500 Shares, Orient-Express Hotels will file an appropriate supplement to this prospectus.

                            AUTHORIZED REPRESENTATIVE

         Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, One Rockefeller Plaza, New York, New York 10020. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

         Carter, Ledyard & Milburn, New York, New York, is passing upon matters of United States law for Orient-Express Hotels and Sea Containers with respect to this offering, and Appleby Spurling & Kempe, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels and Sea Containers with respect to this offering. Robert M. Riggs, a member of Carter, Ledyard & Milburn, is a director of Sea Containers, and John D. Campbell, senior counsel of Appleby Spurling & Kempe, is a director and a vice president of Orient-Express Hotels and Sea Containers.

                                     EXPERTS

         The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a registration statement on Form S-3 which Orient-Express Hotels filed with the SEC under the Securities Act of 1933, Registration No. 333-67268. We refer you to this registration statement for further information with respect to Orient-Express Hotels and the class A common shares offered by this prospectus.

         Orient-Express Hotels files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-16017). These filings contain some information which does not appear in this prospectus. For further information about Orient-Express Hotels, you may obtain these filings over the internet at the SEC's Web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661). You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Orient-Express Hotels' filings from the public reference room by calling (202) 942-8090.

         The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

         o Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2000,

         o Orient-Express Hotels' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001,

         o The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

         o The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

         All documents which Orient-Express Hotels files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

         We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5055).

         Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.